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December 19, 2016	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Megan Miller

Re:
Century Capital Management Trust (the “Trust” or the “Registrant”) (Registration Nos. 333-86067 and 811-09561) Review of Reports Filed under Section 13(a) of the Securities Exchange Act of 1934, as amended, as Required by Section 408 of Sarbanes-Oxley Act of 2002 (the “Reports”)

Dear Ms. Miller,
This letter provides the Trust’s responses to comments on the Reports filed since the last Section 408(c) review relating to Century Shares Trust, Century Small Cap Select Fund, and Century Growth Opportunities Fund, each a series of the Trust, that Ms. Miller provided by telephone to Adam Schlichtmann on November 30, 2016. For convenience of reference, each of the comments is summarized before the Trust’s response.
1.
Please consider disclosing the frequency with which management and administration fees are payable to the adviser. Consider whether the description of the terms and manner of settlement for related party transactions are appropriately disclosed.

Response: The Trust intends to disclose in future Reports the frequency of such payments to the adviser, and the Trust confirms that it believes that the description of the terms and manner of settlement for related party transactions are appropriately disclosed in Reports covered by the review.

2.
Please confirm if the following transactions (to the extent known) have been appropriately disclosed in the financial statements pursuant to the Financial Accounting Standards Board's Accounting Standards Codification 850-10-50 (“ASC 850-10-50”): transactions by shareholders of the funds that are other funds and entities managed by the same adviser or manager; and transactions with principal owners and other shareholders that are deemed to be affiliates of the fund.

- 2 -	December 19, 2016

Response: The Trust does not know of any undisclosed transactions of the type described in the comment, and the Trust intends to disclose transactions covered by ASC-850-10-50 in a manner consistent with such standard.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam Schlichtmann

Adam M. Schlichtmann